Seneca Capital International Master Fund, L.P.

Seneca Capital, L.P.

Seneca Capital Investments, L.P.

Seneca Capital Investments, LLC

Seneca Capital International GP, LLC

Seneca Capital Advisors, LLC

Douglas A. Hirsch

590 Madison Avenue, 28th Floor

New York, NY 10022

(212) 371-1300

February 11, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3628

Washington, D.C. 20549-3628

Attn:	Peggy Kim, Special Counsel
Office of Mergers & Acquisitions

Re:	Dynegy Inc. (“Dynegy” or the “Company”)
Amendment No. 3 to Schedule 14A filed February 10, 2011 by Seneca Capital
International Master Fund, L.P. et al.
File No. 001-33443

Ladies and Gentlemen:

Set forth below are the responses of Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (together with each of the foregoing, “Seneca Capital” or “we”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 10, 2011 with respect to the above-referenced Amendment No. 3 to Schedule 14A (“Amendment No. 3”), filed with the Commission on February 10, 2011.

Concurrently with the submission of this letter, Seneca Capital has filed through EDGAR Amendment No. 4 to its consent statement on Schedule 14A (“Amendment No. 4”). For your convenience, we have hand delivered to the Staff five copies of this letter, as well as five copies of Amendment No. 4 marked to show all changes made to Amendment No. 3.

Securities and Exchange Commission    February 11, 2011    Page 2

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions correspond to Amendment No. 4 unless indicated otherwise.

Schedule 14A

Security Ownership of Certain Beneficial Owners and Management of Dynegy, page 23

1.	We note your response to comment four in our letter dated February 1, 2011. Although the last sentence in footnote (9) states that Seneca’s 13D reflects the ownership of the 500,000 shares held by Mr. Harrison, the amendment to the Schedule 13D does not reflect the shared beneficial ownership over the additional shares and the beneficial ownership table on page 23 does not reflect the additional shares. Please advise or revise to reconcile the discrepancy. If applicable, please revise the consent solicitation statement to state that there is no agreement between Seneca and Mr. Harrison with respect to holding, voting, or disposing of their respective Dynegy shares, whether Mr. Harrison intends to consent to approve the solicitation, and whether Mr. Harrison retains sole voting and dispositive power over his shares.

Response: We acknowledge the Staff’s comment and have revised Amendment No. 4 accordingly. Please see page 25.

Securities and Exchange Commission    February 11, 2011    Page 3

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean Wheeler at (713) 546-7418 or Adel Aslani-Far at (212) 906-1770.

Very truly yours, Seneca Capital

By:	/s/ Douglas A. Hirsch
Authorized Person

cc:	Sean T. Wheeler (By Email)

Latham & Watkins LLP

717 Texas Avenue

Suite 1600

Houston, TX 77002

sean.wheeler@lw.com

M. Adel Aslani-Far (By Email)

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022-4834

adel.aslanifar@lw.com